February 16, 2017

Via U.S. Mail and EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.
Form 10-K for the Fiscal Year ended August 31, 2016
Filed October 31, 2016
Form 10-Q for the Quarterly Period ended November 30, 2016
Filed January 9, 2017
File No. 001-11869

Dear Mr. Krikorian:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), I am writing to request an extension for the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated February 13, 2017. FactSet wishes to submit its response to the Staff by March 13, 2017.

Should you have any additional questions or require more information, please contact me at (203) 810-1813 or rstern@factset.com.

Sincerely,

/s/ RACHEL R. STERN
Rachel R. Stern
Senior Vice President, General Counsel and Secretary

cc:	Morgan Youngwood, United States Securities and Exchange Commission
Christine Dietz, United States Securities and Exchange Commission
F. Philip Snow, Chief Executive Officer (FactSet Principal Executive Officer)
Maurizio Nicolelli, Senior Vice President, Chief Financial Officer (FactSet Principal Financial Officer)
Matthew J. McNulty, Vice President, Controller (FactSet Principal Accounting Officer)

FactSet Research Systems Inc.     601 Merritt 7     Norwalk, CT    06851     T +1.203.810.1000     F +1.203.810.1001